Filed by General Electric Company

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: General Electric Company

Commission File No.: 001-00035

GENERAL ELECTRIC COMPANY

Form of Instructions for Withdrawing Appraisal Rights Demand

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A

CUSIP: 369604BM4 (converted from GECC MergeCo CUSIP: 36164TAA0)

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B

CUSIP: 369604BN2 (converted from GECC MergeCo CUSIP: 36164TAB8)

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C

CUSIP: 369604BP7 (converted from GECC MergeCo CUSIP: 36164TAC6)

To Brokers, Dealers, Commercial Banks, Trust Companies, Custodians and Similar Institutions (“Participants”):

IF YOU WISH TO (A) SELL YOUR EXISTING GE SHARES PRIOR TO THE EXPIRATION OF THE EXCHANGE OFFER OR (B) PARTICIPATE IN THE EXCHANGE OFFER THROUGH DTC (RATHER THAN COMPUTERSHARE), PLEASE DELIVER THE ATTACHED WITHDRAWAL LETTER TO THE WITHDRAWAL AGENT AS SOON AS POSSIBLE, AND IN ANY EVENT BY 5:00 P.M., NEW YORK CITY TIME, ON JANUARY 13, 2016. VOLUME MAY INCREASE NEAR THAT DEADLINE, AND THE ACTION YOU WISH TO TAKE MAY NOT BE TIMELY PROCESSED IF VOLUME IS UNUSUALLY HIGH, MULTIPLE STEPS ARE INVOLVED OR IF THERE ARE TECHNICAL DIFFICULTIES. PLEASE ALSO CONSIDER DELIVERING THE WITHDRAWAL LETTER VIA FACSIMILE OR EMAIL TO THE WITHDRAWAL AGENT DUE TO THE UNPREDICTABLE TIMING INVOLVED WITH MAIL DELIVERY.

In the merger of a wholly owned subsidiary (“Merger Sub”) of General Electric Company (“GE”) with and into GE Capital Sub 3, Inc. (“GECC MergeCo”) on December 3, 2015 (the “Merger”), shares of preferred stock Series A (CUSIP: 36164TAA0), Series B (CUSIP: 36164TAB8) and Series C (CUSIP: 36164TAC6) of GECC MergeCo (the “GECC MergeCo Shares”) were converted into shares of preferred stock Series A (CUSIP: 369604BM4), Series B (CUSIP: 369604BN2) and Series C (CUSIP: 369604BP7) of GE (the “Existing GE Shares”) in accordance with the Agreement and Plan of Merger among GECC MergeCo, Merger Sub and GE (the “Merger Agreement”). In connection with the Merger, former stockholders of GECC MergeCo were entitled to demand appraisal rights in respect of the GECC MergeCo Shares that they held immediately prior to the Merger under Section 262 of the General Corporation Law of the State of Delaware. Former GECC MergeCo stockholders who submitted an appraisal demand in respect of the GECC MergeCo Shares have had certain restrictions (the “Restrictions”) placed on their ability to trade their Existing GE Shares during the pendency of their Demand in respect of the GECC MergeCo Shares. On December 18, 2015, GE announced an exchange offer (the “Exchange Offer”) for Existing GE Shares, as more fully described in the Prospectus filed with the Securities and Exchange Commission on December 18, 2015 (as amended, the “Prospectus”).

If you previously submitted a demand for appraisal rights in respect of GECC MergeCo Shares (a “Demand”) and you would like to withdraw your Demand, you may withdraw your Demand now by following the process outlined below. Withdrawing your Demand by 5:00 p.m., New York City Time, on January 13, 2016 will result in the timely removal of the Restrictions on the Existing GE Shares and give you an opportunity to have your Existing GE Shares moved into a Participant account with The Depository Trust Company (“DTC”) prior to the expiration of the Exchange Offer. Once your Existing GE Shares have been moved into a Participant account with DTC, you can trade your Existing GE Shares or tender your Existing GE Shares in the Exchange Offer through DTC.

If you wish to withdraw your Demand with respect to the GECC MergeCo Shares, you must (i) complete the attached withdrawal letter (the “Withdrawal Letter”), (ii) attach a copy of your Demand in respect of your GECC MergeCo Shares, (iii) attach a copy of your completed Internal Revenue Service Form W-9 (or other applicable form) (“Form W-9”) and (iv) timely deliver the Withdrawal Letter, the Demand and the completed Form W-9 to the Withdrawal Agent in the manner provided below. If you wish to withdraw your Demand, you are strongly encouraged to deliver your Withdrawal Letter to the Withdrawal Agent as soon as possible, and in any event by 5:00 p.m., New York City Time, on January 13, 2016. For more information, see the section below entitled “Instructions for Withdrawal of Demand and Request for Removal of Restrictions.”

If you do not deliver the Withdrawal Letter and the other required documents to the Withdrawal Agent by January 13, 2016, you can still participate in the Exchange Offer by tendering your Existing GE Shares through Computershare Trust Company, N.A. (“Computershare”) as described in the Prospectus prior to the expiration of the Exchange Offer. Participating in the Exchange Offer by tendering your Existing GE Shares will automatically result in the relinquishment and withdrawal of your Demand. You may also withdraw your Demand after January 13, 2016, but if you do so it may not be possible to complete the necessary steps to transfer your Existing GE Shares to a Participant account with DTC in time to sell your Existing GE Shares prior to the expiration of the Exchange Offer or to participate in the Exchange Offer through DTC. Under Section 262 of the General Corporation Law of the State of Delaware, your Demand may not be withdrawn after February 1, 2016 without the written consent of GECC MergeCo.

If you execute and timely deliver the Withdrawal Letter, you will have effectively withdrawn your Demand with respect to the GECC MergeCo Shares and will no longer be entitled to have the fair value of the GECC MergeCo Shares appraised by the Delaware Court of Chancery in accordance with Section 262 of the General Corporation Law of the State of Delaware. However, if you withdraw your Demand, you will be entitled to retain the consideration provided by the Merger Agreement, including the Existing GE Shares you received in the Merger and the right to receive cash in lieu of any fractional shares you would otherwise have been entitled to receive in the Merger. In view of the complexity of Section 262 of the General Corporation Law of the State of Delaware, stockholders who wish to withdraw their Demand should consult their legal and financial advisors.

Instructions for Withdrawal of Demand and Request for Removal of Restrictions

1.	In order to withdraw your Demand with respect to the GECC MergeCo Shares and request removal of the Restrictions on your Existing GE Shares, please fill out and provide the following information in the attached Withdrawal Letter:

a.	Identify the beneficial owner of the GECC MergeCo Shares to which the Withdrawal Letter relates.

b.	Identify the name and DTC Participant Number of the Participant holding the Existing GE Shares.

c.	Attach a copy of the Demand.

d.	Attach a copy of your completed Form W-9. You can obtain a copy of the Form W-9 (or other applicable form) from the Internal Revenue Service’s website at www.IRS.gov.

e.	Identify the type and number of GECC MergeCo Shares to which the Demand relates.

f.	Identify the name, phone number and e-mail address of the appropriate contact person at the Participant with respect to the Withdrawal Letter (the “Contact Person”).

g.	Include a signature by or on behalf of the Participant along with a medallion guarantee stamp.

2.	Please deliver your completed Withdrawal Letter along with the Demand and your completed Form W-9 to Computershare (the “Withdrawal Agent”) in any of the following manners:

By E-Mail:	By Overnight Mail:	By Facsimile:

GEOffer@georgeson.com	Computershare Trust Company, N.A. Attn: Corporate Actions Voluntary Offer 250 Royall Street Suite V Canton, MA 02021	(617) 360-6810

If you wish to withdraw your Demand, you are strongly encouraged to deliver your Withdrawal Letter to the Withdrawal Agent as soon as possible, and in any event by 5:00 p.m., New York City Time, on January 13, 2016.

3.	Upon confirmation of the information contained in your Withdrawal Letter, Computershare may notify the Contact Person of the removal of the Restrictions on the Existing GE Shares. We anticipate that the process of removing the Restrictions will take up to two business days after delivery of a completed Withdrawal Letter in proper form. After the Restrictions have been removed, Participants will be able to move the Existing GE Shares back into Participant accounts with DTC using the DTC Profile system described below under the heading “Transfer of Existing GE Shares to Participant Accounts within DTC.” For the avoidance of doubt, the withdrawal of the Demand with respect to the GECC MergeCo Shares will be deemed to have been effective as of delivery of the validly completed Withdrawal Letter.

4.	Should we have any questions regarding your Withdrawal Letter or if the Withdrawal Letter is deficient in any way, the Withdrawal Agent may contact the Contact Person.

Additional information about the withdrawal of your Demand with respect to GECC MergeCo Shares may be obtained by contacting the information agent, Georgeson Inc., by phone at (800) 676-0098 (toll-free for Participants) or (781) 575-2137 (all others outside the U.S.), or via e-mail at GEOffer@georgeson.com.

Transfer of Existing GE Shares to Participant Accounts within DTC

How Existing GE Shares May Be Moved through Profile

Participants who have been approved to use the DTC Profile system by DTC and have the proper information on the registered account may initiate a movement of Existing GE Shares from a registered shareholder’s Direct Registration System account (“DRS account”) once the Restrictions have been removed. In order for a Participant to move Existing GE Shares from a DRS account at a transfer agent to a brokerage account, the following information about the DRS account must be provided:

For U.S. holders:

1.	DRS account number at the transfer agent (i.e., the Participant’s regular account number at Computershare)

2.	CUSIP for the Existing GE Shares to be moved

3.	Tax Identification Number (“TIN”)

4.	Number of Existing GE Shares to be moved

5.	Broker DTC Participant Number

For Foreign holders:

1.	DRS account number at the transfer agent

2.	CUSIP for the Existing GE Shares to be moved

3.	Exact registration as it appears on the DRS account at the transfer agent

4.	Enter all “9s” in the section requesting a TIN

5.	Number of Existing GE Shares to be moved

6.	Broker DTC Participant Number

Participants are not required to transfer Existing GE Shares to Participant accounts in order to effectively withdraw the Demand and must determine, in their discretion, whether or not to transfer the Existing GE Shares to such accounts. The foregoing outlines the process for transferring Existing GE Shares using the DTC Profile system, which may not be the exclusive means available to Participants to effect the transfer of Existing GE Shares and is included for informational purposes only. Participants must determine, in their discretion, the appropriate method to transfer Existing GE Shares to Participant accounts with DTC (if at all). For further information on completing a DRS Profile, please contact your DTC representative.

Additional information about the transfer of Existing GE Shares may be obtained by contacting the information agent, Georgeson Inc., by phone at (800) 676-0098 (toll-free for Participants) or (781) 575-2137 (all others outside the U.S.) or via e-mail at GEOffer@georgeson.com.

NOTHING HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY PERSON AS AN AGENT OF GE OR ITS FINANCIAL ADVISORS, THE WITHDRAWAL AGENT, THE INFORMATION AGENT OR ANY SUBSIDIARY OR AFFILIATE OF ANY OF THE FOREGOING, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENTS ON BEHALF OF ANY OF THEM WITH RESPECT TO THE EXCHANGE OFFER, EXCEPT FOR THE DOCUMENTS ENCLOSED HEREWITH AND STATEMENTS EXPRESSLY MADE THEREIN.

APPRAISAL RIGHTS DEMAND

WITHDRAWAL LETTER

Date:

Computershare Trust Company, N.A.

Attn: Corporate Actions Voluntary Offer

250 Royall Street, Suite V

Canton, MA 02021

RE:	Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A

CUSIP: 369604BM4 (converted from GECC MergeCo CUSIP: 36164TAA0)

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B

CUSIP: 369604BN2 (converted from GECC MergeCo CUSIP: 36164TAB8)

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C

CUSIP: 369604BP7 (converted from GECC MergeCo CUSIP: 36164TAC6)

To Whom It May Concern:

1. By delivery of the letter attached hereto as Attachment A to GE Capital Sub 3, Inc. (“GECC MergeCo”), Cede & Co., as nominee for The Depository Trust Company, demanded appraisal (the “Demand”) with respect to the shares of capital stock of GECC MergeCo referenced in the letter attached hereto as Attachment A (the “GECC MergeCo Shares”) on behalf of

(insert name of Beneficial Owner)

2. The undersigned (“Participant”) hereby withdraws the Demand with respect to (a) all of the GECC MergeCo Shares referenced in the letter attached hereto as Attachment A or (b) if specified below, only with respect to the GECC MergeCo Shares identified below:

Series	Number
Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series A (CUSIP: 36164TAA0)

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series B (CUSIP: 36164TAB8)

Fixed-to-Floating Rate Non-Cumulative Perpetual Preferred Stock, Series C (CUSIP: 36164TAC6)

3. A copy of the Participant’s completed Internal Revenue Service Form W-9 (or other applicable form) is attached hereto as Attachment B.

4. Further correspondence with Participant with respect to this Letter should be directed to the following contact person:

Name:

E-mail Address:

Phone:

5. In connection with this Letter, by executing this Letter, the Participant hereby represents and warrants to General Electric Company, a New York corporation (“GE”), for itself and on behalf of the above referenced beneficial owner, that he, she or it:

(i)	is authorized to withdraw and/or to direct the withdrawal of the Demand with respect to the GECC MergeCo Shares;

(ii)	(a) has not assigned, sold or otherwise transferred to any person any right or claim in respect of, arising out of or relating to the internal realignment and reorganization of General Electric Capital Corporation’s (“GECC”) businesses (the “Reorganization”), the merger effective as of December 3, 2015 of a wholly owned subsidiary of GE with and into GECC MergeCo (the “Merger”) and/or his, her or its acquisition, receipt, ownership or sale of GECC preferred stock and/or the GECC MergeCo Shares (including any claim (or interest therein) for appraisal rights in respect thereof), and (b) he, she or it agrees not to do any of the foregoing;

(iii)	acknowledges and agrees that the Demand with respect to the GECC MergeCo Shares is, effective upon delivery of this Letter and without any further action on his, her or its part, withdrawn and of no further force or effect; and

(iv)	waives and releases GE and GE’s affiliates and predecessors (including GECC and GECC MergeCo and GE’s and such affiliates’ and predecessors’ respective officers and directors), effective upon delivery of this Letter, from any and all claims (or interest therein) relating to appraisal rights and the Demand with respect to the GECC MergeCo Shares.

6. By executing this Letter, Participant, for itself and on behalf of the above referenced beneficial owner, agrees that he, she or it will, upon request, execute and deliver any further documents that either Computershare Trust Company, N.A. or GE deems to be necessary or desirable to complete the withdrawal of the Demand with respect to the GECC MergeCo Shares, and all authority he, she or it has conferred or agreed to confer in this Letter and all of his, her or its obligations hereunder shall be binding upon his, her or its successors, assigns, heirs, executors, administrators, trustees in bankruptcy and legal representatives, and shall survive and not be affected by his, her or its death or incapacity.

7. Participant hereby irrevocably instructs each of Computershare Trust Company, N.A., The Depository Trust Company and Cede & Co., to take any and all additional actions that are necessary or appropriate to effectuate the withdrawal of the Demand with respect to the GECC MergeCo Shares.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

(insert name of Participant)

By:

Name:

Title:

DTC Participant No.:

MEDALLION STAMP

Attachment A

Appraisal Rights Demand Letter

[PLEASE ATTACH A COPY OF YOUR APPRAISAL RIGHTS DEMAND LETTER]

Attachment B

Form W-9

[PLEASE ATTACH A COPY OF YOUR COMPLETED FORM W-9. YOU CAN OBTAIN A COPY OF THE FORM W-9 (OR OTHER APPLICABLE FORM) FROM THE INTERNAL REVENUE SERVICE’S WEBSITE AT WWW.IRS.GOV.]